PETROTEQ ENERGY INC.

PETROTEQ ANNOUNCES DELAY IN FILING ITS FINANCIAL STATEMENTS AND
CORRESPONDING APPLICATION FOR A MANAGEMENT CEASE TRADE ORDER

Toronto, Ontario, Canada and Los Angeles, CA, USA December 19, 2022, (NEWSFILE)  - Petroteq Energy Inc. (TSX-V:PQE) ("Petroteq", or the "Company"), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, announces the filing of a management cease trade order (a "MCTO") application (the "Application") with the Ontario Securities Commission, the Alberta Securities Commission and the British Columbia Securities Commission (collectively, the "Commissions") relating to the  delay in the filing of its audited financial statements and corresponding management's discussion and analysis for the years ended August 31, 2021, August 31, 2020 and August 31, 2019  (collectively, the "Financial Disclosure"). As required by National Instrument 51-102 - Continuous Disclosure Obligations, the Financial Disclosure is required to be filed on or before the prescribed filing deadline of December 29, 2022. The Company anticipates being in a position to file the Financial Disclosure by no later than March 1, 2023 (the "Revised Filing Date").

The reason for the delay in filing the Financial Disclosure relates to considerable work associated with certain restatements of prior years annual financial statements and conversions from US Generally Accepted Accounting Principles (GAAP) financial measures to International Financial Reporting Standards (IFRS). Petroteq is working diligently with its auditors and financial professionals to complete and file the Financial Disclosure by the Revised Filing Date.

In the Application, the Company is requesting that the Commissions issue a MCTO, against the Company's directors, officers and insiders. If this order is granted, the Company confirms that it will comply with the alternative information guidelines included in National Policy 12-203 - Management Cease Trade Orders ("NP 12-203"), for so long as it remains in default of a specified requirement. As required by NP 12-203, the Company is not subject to any insolvency proceedings and there is no other material information concerning the affairs of the Company that has not been generally disclosed.

CONTACT INFORMATION

Petroteq Energy Inc.

Executive@Petroteq.Energy

Tel: (800) 979-1897

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

Disclaimers:

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This new release contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statements or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulators. We do not assume any obligation to update any forward-looking statements, other than as required by securities laws.

Forward-looking statements in this document include statements concerning Petroteq's intent to file the Financial Disclosure by no later than March 1, 2023, the Commissions granting the MCTO and all other statements that are not statements of historical fact.